1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date : April 14, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$2.50

Hsinchu, Taiwan, R.O.C., April 14, 2016 — TSMC today announced consolidated revenue of NT$203.50 billion, net income of NT$64.78 billion, and diluted earnings per share of NT$2.50 (US$0.38 per ADR unit) for the first quarter ended March 31, 2016.

Year-over-year, first quarter revenue decreased 8.3% while net income and diluted EPS both decreased 18.0%. Compared to fourth quarter 2015, first quarter results represent essentially flat revenue, and an 11.1% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $6.14 billion, which decreased 1.6% from previous quarter and decreased 12.8% year-over-year.

Gross margin for the quarter was 44.9%, operating margin was 34.6%, and net profit margin was 31.8%. The February 6, 2016 earthquake negatively impacted TSMC’s gross margin by 2.2 percentage points and operating margin by 2.4 percentage points.

Shipments of 16/20-nanometer accounted for 23% of wafer revenues, and 28-nanometer process technology accounted for 30% of total wafer revenues. Advanced technologies, defined as 28-nanometer and more advanced technologies, accounted for 53% of total wafer revenues.

“Although the February 6 earthquake caused some delay in wafer shipments in the first quarter, we saw business upside resulting from demand increases in mid- and low-end smartphone segments and customer inventory restocking,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “We expect our business in the second quarter will benefit from continued inventory restocking and recovery of the delayed shipments from the earthquake. Based on our current business outlook and exchange rate assumption of 1 US dollar to 32.3 NT dollars, management expects overall performance for second quarter 2016 to be as follows”:

•	Revenue is expected to be between NT$215 billion and NT$218 billion;

•	Gross profit margin is expected to be between 49% and 51%;

•	Operating profit margin is expected to be between 38.5% and 40.5%.

TSMC’s 2016 first quarter consolidated results :

(Unit: NT$ million, except for EPS)

	1Q16 Amount[a]		1Q15 Amount		YoY Inc. (Dec.) %	4Q15 Amount		QoQ Inc. (Dec.) %
Net sales	203,495		222,034		(8.3)	203,518		(0.0)
Gross profit	91,338		109,429		(16.5)	98,925		(7.7)
Income from operations	70,467		86,626		(18.7)	77,964		(9.6)
Income before tax	72,256		88,259		(18.1)	80,644		(10.4)
Net income	64,782		78,990		(18.0)	72,837		(11.1)
EPS (NT$)	2.50	[b]	3.05	[b]	(18.0)	2.81	[b]	(11.1)

a:	1Q2016 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2016 is expected to reach about 10 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 20nm and 16nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Senior Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Project Manager Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com